UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015

Commission File Number 000-26495

CYREN Ltd.
(Translation of registrant's name into English)

1 Sapir Road, 5th Floor
Beit Ampa, P.O. Box 4014 Herzliya 46140, Israel
 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

On August 17, 2015, CYREN Ltd. (the “Company”) issued 7,666,665 ordinary shares, NIS 0.15 per share (the “Ordinary Shares”), pursuant to an underwriting agreement, dated August 12, 2015 (the “Underwriting Agreement”) with Craig-Hallum Capital Group LLC (the "Underwriter"), as representative of the several underwriters (the "Offering"). The price to the public is $1.65 per share and the Underwriter purchased the Ordinary Shares pursuant to the Underwriting Agreement at a price of $1.551 per share. Of the 7,666,665 Ordinary Shares that were issued, 999,999 of the Ordinary Shares were issued pursuant to the over-allotment option granted to the Underwriter pursuant to the Underwriting Agreement that the Underwriter exercised on August 13, 2015.

The Offering was registered under the Securities Act of 1933, as amended, pursuant to a base prospectus filed as part of the Company’s registration statement on Form F-3, which became effective on July 3, 2014, and a related prospectus supplement dated August 12, 2015. The Company received total proceeds of approximately $11.5 million, after deducting the underwriting discounts and commissions and estimated expenses related to the Offering payable by the Company.

A copy of the Underwriting Agreement is filed as Exhibit 1.1 to this Report on Form 6-K.

On August 6, 2015, the Company issued a press release announcing the commencement of the Offering which is incorporated herein by reference to Exhibit 99.1 of the Company's Report on Form 6-K filed with the Securities Exchange Commission on August 6, 2015. On August 12, 2015, the Company issued a press release announcing the pricing of the Offering, a copy of which is attached hereto as Exhibit 99.1. On August 17, 2015, the Company issued a press release announcing the closing of the Offering, a copy of which is attached hereto as Exhibit 99.2.

Exhibits.

The following information is furnished to the SEC as part of this Report on Form 6-K:

Exhibit No.	Description

1.1	Underwriting Agreement, dated as of August 12, 2015, between CYREN Ltd. and Craig-Hallum Capital Group LLC.
5.1	Opinion of Yigal Amon & Co.
23.1	Consent of Yigal Arnon & Co. (included in Exhibit 5.1).
99.1	CYREN Ltd. Press Release, dated August 12, 2015.

99.2	CYREN Ltd. Press Release, dated August 17, 2015.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CYREN Ltd.

By:	/s/ J. Michael Myshrall
Name: J. Michael Myshrall
Title: Chief Financial Officer

Date: August 18, 2015

EXHIBIT INDEX

Exhibit No.	Description

1.1	Underwriting Agreement, dated as of August 12, 2015, between CYREN Ltd. and Craig-Hallum Capital Group LLC.
5.1	Opinion of Yigal Amon & Co.
23.1	Consent of Yigal Arnon & Co. (included in Exhibit 5.1).
99.1	CYREN Ltd. Press Release, dated August 12, 2015.

99.2	CYREN Ltd. Press Release, dated August 17, 2015.